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PACIFIC SELECT FUND
CERTIFICATE OF SECRETARY
REGARDING FIDELITY BOND
     RESOLVED, that, after having given due consideration to, among other things, the value of the aggregate assets of the Pacific Select Fund (the “Fund”) to which any person covered under the fidelity bond to be issued by National Union Fire Insurance Company (the “Bond”) may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the series of the Fund (the “Portfolios”) and the nature of the securities in those Portfolios, the Board of Trustees of the Fund has determined in accordance with the requirements of Rule 17g-1 promulgated under Section 17(g) of the Investment Company Act of 1940 (“1940 Act”) that the Bond in the aggregate amount of $17,100,000 covering officers and employees of the Fund is reasonable in form and amount; and
     RESOLVED, that effective June 1, 2006, the Bond and the policy coverage and premiums described at this meeting, such fees to be paid by each Portfolio of the Fund based upon its pro rata share of the total assets of the Fund as of May 17, 2006, be and hereby is approved.
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     I, LAURENE E. MACELWEE, do hereby certify that I am the duly elected, qualified and acting Assistant Secretary of the Pacific Select Fund, a Massachusetts Business Trust, and I do hereby further certify that the foregoing is a true and correct copy of a resolution adopted at a meeting of the Board of Trustees of said Business Trust held on June 20, 2006 at which a quorum was present and voted in favor thereof, including a majority of the Board of Trustees who are not “interested persons”, and that said resolution has not been revoked or amended and is now in full force and effect.
     IN WITNESS WHEREOF, I have executed this certificate as Assistant Secretary of said Business Trust on this 28th day of September 2006.
/s/ Laurene E. MacElwee
Laurene E. MacElwee
Assistant Vice President & Assistant Secretary